

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

July 26, 2016

Gil Melman
General Counsel and Corporate Secretary
Spark Energy, Inc.
12140 Wickchester Ln., Suite 100
Houston, Texas 77079

> **Re: Spark Energy, Inc.**
> **Amendment No. 1 to Preliminary Information**
> **Statement on Schedule 14C**
> **Filed July 20, 2016**
> **File No. 001-36559**

Dear Mr. Melman:

We have reviewed your July 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2016 letter.

General

1.   We note your response to comment 2 and your related amendments and reissue the comment in part. Please provide the information required by Item 14(b)(10) of Schedule 14A with regard to the Major Energy Companies.

2.   Tell us what consideration you gave to providing SRR's opinion to shareholders as an annex to your information statement.

Description of the Transaction

Background of the Transaction, page 5

3.   Please revise to disclose the basis for your "belief that a future acquisition of the Major Energy Companies from NG&E could create more value for the Company's equity investors."

4.   Please elaborate upon how the proposed $17.10 valuation for the Company's Class B common stock was initially determined.   Explain why the price was increased to $18.00 as of April 27, 2016 and $20.00 as of May 3, 2016 and what you mean when you refer to "it's current trading price," considering it does not appear that the Company's Class B common stock is traded on a national securities exchange.

5.   Explain why Class B, as opposed to Class A, common stock is the form of equity consideration to be issued in the transaction.

Reasons for Engaging in the Transaction, page 8

6.   In light of your disclosure on page 6, revise to state, if true, that the transaction value reflects a purchase price payable by you equal to the initial purchase price that NG&E paid to acquire the Major Energy Companies and disclose the transaction value. Please also revise to state, if true, that the purchase agreement terms are substantially the same terms used in the NG&E purchase from the original sellers.

Opinion of Financial Advisor to the Special Committee

Opinion of Stout Risius Ross, Inc., page 16

7.   We note the limitation on reliance by shareholders in the fairness opinion provided by SRR where you state that SRR's opinion was furnished "solely for the use and benefit of the Special Committee…." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for SRR's belief that shareholders cannot rely upon the opinion to support any claims against SRR arising under applicable state law (e.g., the inclusion of an express disclaimer in SRR's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to SRR would have no effect on the rights and responsibilities of either SRR or the board of directors under the federal securities laws.

8.   Please quantify any fees received or to be received by Strasburger and Stout Risius Ross, Inc. relating to any material relationship that existed during the past two years between you and your affiliates and SRR. Please refer to Item 1015(b)(4) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

9.   Please revise your disclosure to enhance your description of the "series of analyses" SRR performed to derive valuation ranges for the consideration proposed for the transaction. This description should include quantified information that details the various analyses conducted as well as the ultimate range of values arrived at in support of the opinion. Refer to Item 1015(b)(6) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

10.   Considering it appears that projected financial statements, as well as downside income statement projections, were provided to SRR and were likely used as part of the analyses conducted by SRR, please revise your disclosure to provide these projections.

        Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products

cc: Sarah Morgan, Esq.